ROBERTS REALTY INVESTORS, INC.

450 Northridge Parkway, Suite 302

Atlanta, Georgia  30350

July 19, 2012

Via Edgar and Email

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, NE

Washington, D.C.  20549

Re:	Roberts Realty Investors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
File No. 001-13183

Comments related to Form 10-K for the Fiscal Year Ended December 31, 2011

Dear Mr. Gordon:

On behalf of Roberts Realty Investors, Inc., this letter responds to the comment letter dated July 6, 2012, which contained comments on the annual report referenced above.  To be consistent with the style used in the above referenced filing, I use the terms “we” and “our” in this letter to refer to Roberts Realty Investors, Inc. rather than to myself as an individual.

Our responses to your comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page F-2

1.                                      Please tell us how you determined it was appropriate to classify Noncontrolling Interest-Operating Partnership outside of permanent equity.

Response:  On January 1, 2009, we adopted FASB ASC Topic 810-10, Consolidation — Overall (SFAS No. 160), which, in conjunction with other existing generally accepted accounting principles, established criteria used to evaluate the characteristics of noncontrolling interests in consolidated entities to determine whether noncontrolling interests are classified and accounted for as permanent equity or “temporary” equity (presented between liabilities and permanent equity on the consolidated balance sheet).

When ASC Topic 810-10 was issued, Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”) was revised to clarify the treatment of noncontrolling interests with redemption provisions.  If a noncontrolling interest has a redemption feature that permits the issuer to settle in either cash or common shares at the option of the issuer, but the equity settlement feature is deemed to be outside of the control of the issuer, then those noncontrolling interests are classified as “temporary” equity.

We considered the guidance provided by EITF D-98 and determined that the noncontrolling interests related to the unitholders in Roberts Properties Residential, L.P. (the “operating partnership”) did not meet the requirements for equity classification under EITF D-98.  Under the agreement of limited partnership of the operating partnership, we do have the flexibility to issue either cash or shares of our common stock in exchange for the units submitted for redemption.  However, the holders of units in the operating partnership can submit their units for redemption at any time, thus the equity settlement feature is outside our control.  Therefore, as prescribed by EITF D-98, the noncontrolling interest — operating partnership is accounted for as temporary equity and presented outside of total permanent equity in the consolidated balance sheets.

Note 8. Impairment Loss on Real Estate Assets, page F-21

2.                                      We note that during 2011, you concluded that the carrying values of your operating properties were recoverable.  In light of your disclosures elsewhere that the Northridge office building and the Spectrum retail centers are producing negative cash flow and that you may seek to modify the related loans or transfer one or both of the retail centers to the lender in satisfaction of the debt, please tell us how you determined that the operating properties were not impaired as of December 31, 2011, and provide the results of any impairment tests performed.

Response:  We evaluated the Northridge office building and the Spectrum retail center for impairment based on the undiscounted cash flows estimated to be generated by each of these assets.  Specifically, we reviewed the rental rates and tenant occupancy rates of competing office buildings and retail centers in each asset’s respective market area.  Based on this market information and historical operating information, we calculated the rental rates on existing leases and the estimated rental rates to be received on new leases and the costs of tenant improvements and leasing costs associated with obtaining these new leases.  We then estimated the operating costs of each asset, which produced the undiscounted cash flows estimated to be generated by each asset.

We compared the undiscounted cash flows estimated to be generated by each asset to the carrying value of each asset.  The result of this impairment analysis was that each asset’s carrying value would be recovered.  We note that in 2008, we recognized an impairment loss of $1,255,000 on the Northridge office building and $1,300,000 on the Spectrum retail center.  Given the previous impairment losses recognized on each of these assets and that our impairment analysis showed the undiscounted cash flows estimated to be generated by each asset exceeded their carrying values, we determined that no further impairment of these assets was required at December 31, 2011.

Our disclosures elsewhere simply address a possible outcome for the Spectrum retail center if we are unable to improve its financial performance or if the retail sector fails to improve or worsens.  The Spectrum retail center secures a conduit loan that is non-recourse to us.  At December 31, 2011, the estimated undiscounted cash flows to be generated by the Spectrum retail center exceeded its carrying value and the amount of its debt.  If the Spectrum retail center loses tenants or the retail sector worsens, the Spectrum retail center’s negative cash flow could increase and result in an additional impairment loss in the future.  Additionally, the occurrence of these adverse economic events could ultimately eliminate our equity value in the Spectrum retail center.  Under these circumstances, we believe that it would be appropriate to seek to modify the debt or to transfer the Spectrum retail center to the lender in satisfaction of the debt to avoid any further losses from this asset.

The Northridge office building loan is fully recourse to the Company and there is equity value in excess of the loan secured by the property.  Our disclosures elsewhere describe the challenging office market in which the property competes and our consideration of selling the asset or pursuing a joint venture to realize its equity value.

On behalf of Roberts Realty Investors, Inc., I acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (770) 394-6000, extension 103, if I can answer any questions regarding this letter.

Sincerely,

/s/ Charles S. Roberts

Charles S. Roberts
President

cc:	William Demarest, SEC Staff Accountant
Jonathan Wiggins, SEC Staff Accountant
Charles R. Elliott, Chief Financial Officer
Wm. Jarell Jones, Audit Committee Chairman
Edward E. Lusk, Jr., Reznick Group, P.C.
Charles D. Vaughn, Nelson Mullins Riley & Scarborough LLP